EXHIBIT 99.8
CNBC India Question and Answer session

INFOSYS TECHNOLOGIES LIMITED
CNBC BOARDROOM
Q4 AND FY 07 RESULTS
APRIL 13, 2007

CORPORATE PARTICIPANTS

 N. R. Narayana Murthy
 Infosys Technologies - Chairman and Chief Mentor

Nandan Nilekani
 Infosys Technologies - CEO and MD

 Kris Gopalakrishnan
 Infosys Technologies - COO, President and Joint MD

 Claude Smadja
 Infosys Technologies - Independent Director

 V. Balakrishnan
 Infosys Technologies - CFO

 Mohandas Pai
 Infosys Technologies - Director and Head - HR, E&R, Fac and Adm

 S.D. Shibulal
 Infosys Technologies - Director and Head - Worldwide Delivery and Sales

 B.G. Srinivas
 Infosys Technologies - Head - EMEA

 G.V. Subramanyam
 Infosys Technologies - Head - Software Engineering and Technology Labs

Udayan
Welcome back.  Stable is the market, 150 points up on the Sensex.  Nifty is up 40 points as well, and Infosys is holding about Rs. 50 up at Rs. 2,095.  The market was extremely apprehensive before the guidance and now that the guidance has been in line with expectations, the stock seems to have stabilized. In fact all IT stocks have stabilized this morning and the market too seems quite stable.  We have been getting many voices on Infosys, here is one more.  Nilesh of Credit Suisse joins in with his thoughts on both Infosys and the market.  Nilesh, morning.  Your first analysis of Infosys and what it could mean for the market as well.

Nilesh
Definitely, I think everyone should be relieved by Infosys guidance. We are very happy to see the top line US dollar guidance which is about 30% according to our initial calculations and that definitely is a huge, huge positive for the market.  Of course, I mean for entire IT sector it boards very, very well.  Let us see what Infosys has to say in next 10-15 minutes, but overall "relief" is the word.

Udayan
Right, do you think it paves the way for some near term outperforming giving that IT has been underperforming off late or do you think you would wait and want to hear from the management before that happens?

Nilesh
We are very, very positive on IT sector as such and I think the single biggest event that was in the way of IT sector outperformance or what was sort of causing the IT sector to underperform was this Infy guidance.  Unless the management really comes up with a big negative, I think definitely IT sector is likely to outperform from here hopefully led by Infosys but otherwise I think the critical thing for the market over the entire results season is going to be the guidance coming out of financial sector companies, what they exactly say in terms of the impact they are having on loan growth, in terms of the impact they are having on interest rate rises and monetary policy tightening.  I think those will be the most critical things for the market overall and financial sector companies in particular.

Udayan
What is your call on the market now Nilesh given that now Infosys is out of the way?

Nilesh
I still feel that overall guidance coming out in this results season will lead to lot of earnings revisions in the negative direction and that will be the first and something like in 4 years.  I still feel that particularly on banks and also on auto companies and cement companies and so on and so forth, we should be seeing some earnings downgrade.  As a result, I still feel that unless we are again sort of helped by the global market, we are on our way to below 12,500 to 12,000 through this results season.

Udayan
Hitesh also joins in with another take on the Infosys.  Hitesh, are you happy with what Infosys has delivered or do you have any apprehension?

Hitesh
No, I think the numbers have been very positive for the quarter and for the year.  We need to take into account that these first two quarters of FY07, the last year actually, the company had upwards of 15% revenue growth kind of situation.  So in that context I think that in the third and fourth quarter the company did deliver positive growth. So for the year I think performance is pretty good.

Udayan
Do you think Infosys will go back to Rs. 2,400 plus where it came down from?

Hitesh
I think it deserves too.  What is important is if you look at the guidance given in the last 5 years, the magnitude of the outperformance both on the top line and for the bottom line has been significant.  In the last 5 years, four times the company has given guidance in terms of EPS less than 25% and then the magnitude of performance has been 60% to 100% above it. They have been delivering much better.  Despite the strong rupee appreciation the company has given a guidance of 22%, we think that our expected numbers of 32% will be met with.

Udayan
Thanks Hitesh and thanks Nilesh very much for joining in with that.  Well 170 points up, so it is okay.  Unruffled morning on the fourth quarter guidance for Infosys is always the good thing.  45 points up on the Nifty.  The market was grappling with lot of demons for the last one month and they seem to have been put away today this morning.

Okay, the gentlemen who have done that sit next to me, but this time it is a very different kind of group which is joining me.  Usually it is Nandan, Bala, Kris, Mohan, but today Mr. Murthy stages a comeback and after many quarters, it is a very pleasant surprise to see Mr. Narayan Murthy.  How are you sir?

Narayan Murthy
Pleasure.  Thank you, great.

Udayan
We have got another face which you don't often see. Claude Smadja sits on the board. I don't need to introduce him, he sits on the board of Infosys as well.  He is here to tell us because there are some top-level management changes at Infosys and the man who succeeds Nandan as Managing Director and CEO is also sitting here.  Kris congratulations and thanks for joining in.  Nandan, man for the moment. What is Co-Chairman exactly Nandan?  Are you still going to be in there with an executive capacity or has your role changed?

Nandan Nilekani
No, it is very much an executive role and I will be very active.  I think I will focus on key client relationships, like being a brand ambassador for the company, global thought leadership, working on transformational initiatives. So I think there are a lot of things to be done.  So I hope to do a lot of that and I will partner Kris and I will go forward.

Udayan
Mr. Murthy, what does it mean, this change - Co-Chairman, Kris coming up to MD & CEO. In  Infosys' scheme of things, what does it mean?

Narayana Murthy
It is a testimony to the depth of management expertise that this company has.  It is a testimony to the value system of the people in the company, that people who have been hugely successful like Nandan, Mohan, for example. They all said that look, we have had our days in the sun. We want others too to have their days in the sun because they are as competent as we are and I think to take such a stand and give up when you are at the height of your glory, it requires a man of steel, and I am glad that at Infosys we have lots of them.  To me this is what is signified by this particular transition.

Udayan
Okay, we will come back and talk about in detail but Nandan, the markets waiting with bated breaths to hear what went into that 22.6% guidance?

Nandan Nilekani
Well, first let us look at the dollar guidance. I think the fact is we are standing here on April 13th and guiding for 28%-30% growth in dollar terms. I think that is the confidence we have in our performance for the coming year.  The second thing is that if you look at the earnings, the net profit growth for next year, it is very similar, it is about 29%-31%.  However, we have had a dilution in our share base because in the last quarter, we had 13 million shares which were added from the ESOP pool and that had an impact of 3%.  Therefore when you look at the EPS guidance for next year we are looking at 26%-28%. So it is entirely because of share dilution and the share dilution happened because of the fact that everybody exercised the options before the FBT rules came into play.  So this is a very strong guidance for the year.  Now the rupee guidance is obviously lower because the rupee has appreciated quite a bit but when you look at where we stand in terms of the outlook, I think it is a firm outlook. We are seeing robust growth, we are not seeing any slow down as such and I think we are very comfortable with the guidance we have given.

Udayan
Kris, are you seeing what the market has been talking about all of this, US slow down, what it means for a company like you, did you factor in all of that into the guidance or what could happen over the next 4 quarters if the economic slow down accelerates in the US?

S. Gopalakrishnan
See we look at how our customers are responding.  If you look at the top 10 clients we have, for the fourth quarter they have grown at double digit and this quarter they have grown by 15.5%.  So we poll our clients and find out what is their perspective.  They see that their budgets are slightly up, more importantly we see increased momentum towards the Global Delivery Model, increased momentum towards offshore and that is driving the growth.  We have factored in all the discussions which are happening and the world economic slow down but we are not seeing that.  We see growth happening at this point.  If you look at Europe, if you look at Australia, if you look at telecom, even the banking and financial services segment quarter upon quarter has shown an increase.  So we are actually seeing momentum at this point.  We are careful as usual, but we are seeing actual momentum at this point.

Udayan
Mr. Murthy, how is the situation different from 2001-02 because those comparisons were made this time around as well post dot-com bubble. This time around some people are talking about recession.  Do you get the sense that this time IT spending might be hit at all or is the situation very different now than it was in 2001-2002?

Narayana Murthy
No actually I think 2001-02 was a very rough year. In fact I made the statement that there is too much fog on the windshield.  Today when Kris takes over from Nandan, I think we are in a far better position.  Of course, the company has grown tremendously from $545 million to $3 billion today.  And when you operate at 3 billion, yes it is that much more difficult to scale up but overall I would say that the macro economic situation is a lot better and there is lot of confidence in the company. Everybody is gung-ho just as Nandan pointed out.  I think this is a much better situation today to take over than it was in 2001-02.

Udayan
Claude, if you could add to what Murthy said about the management level changes which have been ushered in today.

Claude Smadja
I think what we see happening at Infosys I would say is the result of two things.  Team leadership working extremely well and I would say long-term succession planning ensuring the continuity of leadership and talent inside the company.  At the Nomination Committee when this issue came to select a CEO to replace Nandan, there were quite a number of extensive discussions among the members of the Nomination Committee, with Kris, with Nandan, with Murthy and we said that this kind of combination that we have now with Nandan remaining as Co-Chairman in a executive capacity and Kris taking over as CEO is providing the company with the best talent leadership combinations that we could find. So I think we have really what I would call almost an ideal solution today.

Udayan
Nandan, just a while back we heard a couple of global analysts, US analysts saying that there might be some sluggishness in the pipeline as companies become more uncertain there.  Did you sense any of that because that has been the big uncertainty for the market here as well?

Nandan Nilekani
No, I mean I think a lot of companies are facing challenges but I think the way to look at it is that it is in many ways positive for us because these companies are under pressure to flatten themselves, they are under pressure to become much more efficient, they are in a pressure to use technology to deliver more productivity, they really have to leverage the Global Delivery Model in a much better way. So that is good news for us.  I think, in Infosys in the last several years, all the investments were made in building the capability and the brand, which all the collective leadership has made it happen, is really well-placed to take advantage of the shifting paradigm of companies flattening themselves.

Udayan
So Kris, you would say that, that corollary which the market or a lot of analyst draw that the companies go into trouble or go through trouble in the US, they automatically shrink IT budgets, it is not such a safe inference to draw?

S. Gopalakrishnan
There are initiatives to reduce cost but one of the key drivers or one of the key initiatives is actually looking at how they can shift work to a global environment, both from a business process perspective as well as IT services perspective and that is where we are benefiting. We are going through transformation to a flattening world which includes major changes in the work patterns in these companies and that is what we are seeing driving the growth.

Udayan
Nandan, there were some question marks raised on some of your larger clients which might be going through transformations themselves like ABN, BT Global. Did you come across any of your top 10 kind of clients who might be going through important corporate changes themselves for which order off take might be a little bit sluggish?

Nandan Nilekani
Well, I think first of all as we explained, in the last quarter our top 10 customers grew at 15.5% on a sequential basis and many of the customers we are talking about are in the top 10. So that itself is a repudiation of any such observation and specifically I think we will be talking when BG comes on board. He is going to talk about a new deal that we have got from ABN Amro which also shows that business is as usual.  So we have analyzed all these things and when we say 28% -30% in dollar term, we have looked at all the issues. We have looked at the potential slow down, we have looked at customer churn and after all that we are coming and making the statement. I think that is really the confidence that we are speaking with.

Udayan
Mr. Murthy, you said or your team said 28% last year and delivered 50% plus. Is this guidance also typically Infosys style conservative or ultra conservative?

Narayana Murthy
All we can say is sitting where we are, looking at the work as we see, using the data that we have on hand, making the analysis that we can, we believe that 28%-30% top line is a reasonable guidance to provide.

Udayan
Is it a reasonable guidance or is it the minimum which will not get violated come what may?

Narayana Murthy
No, reasonable is the operative word in Infosys boardroom.

Udayan
Claude, have you been part of this deliberations on the guidance which the management does and the kind of conservatism. I say conservative because Infosys typically in the last 4 years has beaten its guidance by a very wide margin.

Claude Smadja
Of course these kind of guidance are discussed during the board meeting and so this is part of a kind of assessment which is presented to the board by the top management. I am sitting on some other boards and some IT company's board and I have to say that so far I am always struck by the way the estimates and the guidance are made at Infosys in terms of taking into consideration, I would say quite an extensive range of factors.  So I think when you say that it is a realistic guidance, when you say that it is a guidance which should be lets say safe from any bad surprise, I think all the elements are put in place to ensure that kind of reality.

Udayan
Nandan, what are the key margin challenges you see in FY08. What assumptions are you making for operating margins and do you think there would be significant wage inflation pressures in fiscal 2008?

Nandan Nilekani
We are looking at 12%-15% on the rupee side wage inflation for our Indian based employees but when you look at it, I think wage inflation is there and the rupee appreciation is there which are in a sense margin impact pull, but on the other hand we think that through more optimization of SG&A which is the scale benefit that we have, as well as better utilization and better efficiencies, we will be able to offset the impact of that.  So in fact we are saying that we are going to maintain our margins.  We are saying we are growing at 28%-30% in dollar term. We expect our profit to grow 29%-31%.  The only reason why the EPS is lower than that is because of 3% dilution in shares.  So I think, we are actually saying that we are maintaining margins in spite of rupee appreciation.

Udayan
Kris, of that near about 30% dollar term revenue guidance, how much would be delivered by volume growth and are you factoring in any kind of significant pricing improvements in 2008?

S. Gopalakrishnan
So, we have seen revenue productivity improvement, revenue per employee improvement over the last four quarters.  In fact this fiscal about 4.7% improvement on a blended basis was the net result of four quarters of increase, this quarter alone 1.7%.  Now we have not assumed any increase in rates on the guidance, we have assumed that it is the same.

Udayan
If it comes it will be a bonus?

S. Gopalakrishnan
Yes.

Udayan
Do you think there will be some pricing improvement which is not there in the guidance?

S. Gopalakrishnan
We have been saying that the pricing environment is positive. It is a stable environment with an upward bias and we are seeing on a quarter upon quarter basis some improvement.

Udayan
Mr. Murthy, how is the environment?  You keep traveling furiously to the US. Is outsourcing still such a strong theme and are people still looking to outsource as much work as they have over the last couple of years?

Narayana Murthy
Oh I think so.  There was some kind of a concern. Some kind of a dip in the climate of opinion in the US during the election year, but otherwise no. People are positive about outsourcing, people have realized the benefit of that, people have understood that at the end of the day it makes the US companies competitive not only in the US but also in third countries. So yeah I think there is no issue there.

Udayan
Claude, we have spent a lot of time talking about the US, but we don't talk so much about Europe, but the recent performance of many European economies has been quite significant.  Do you see a significant amount of outsourcing and growth coming from the European market?

Claude Smadja
I think the trend is definitely towards an increase in terms of outsourcing coming from Europe.  Europe as you may know except the UK, had been very reluctant for social and political reasons to continue outsourcing and companies were very prudent because of the political climate.  What is happening is that European companies facing the competitive pressure, facing the pressure to keep their profit margin, have been in a way forced to take outsourcing into their strategies despite the reluctance from the social and political side. So I think the trend is unmistakable toward an increase of outsourcing activity coming from Europe.

Udayan
Nandan, just one word on the BFSI vertical and whether you are seeing any kind of pressures there because one of the smaller companies reported 2 days back that they had faced some problems from the sub prime mortgage market.  Do you have any exposure there or do you see in sense any kind of problems from that space?

Nandan Nilekani
Yeah, I wonder who that is?

Udayan
You wouldn't know him at all.

Nandan Nilekani
Well let me tell you, one is that our mortgage business is 1% or less of our total revenues.  Our policy of diversification and going into multiple markets, multiple industries is the reason. So our exposure to the mortgage business is only 1%. So I don't think that is an issue for us.  Second thing is that you are right in saying that the BFSI growth this quarter is lower than other sectors. We have seen a lot of growth for example in our communication group but even in the BFSI space there has been a sequential revenue increase of 0.7%. So I think because of our broad-based diversification in multiple sectors, multiple industries, multiple geographies, we think that we have a far better protection against any ups and downs in that sector and we have taken into account those issues when we have given our total guidance.

Udayan
Sure, Mr. Murthy, couple of issues on FBT on ESOPs, your stand on that. How it might impact companies like Infosys and the progressive move to higher taxation, the road to which seems to have been marked right now?

Narayana Murthy
Well, I don't want to talk about the impact on Infosys because we have two stalwarts here.  However, in a way I am glad that we in this country have been realizing that companies like Infosys which make thousands of crores of profits after paying taxes outside India, for example, out of the Rs. 3,856 crores of net profit that we made last year after paying Rs. 350 crores of tax outside India, I think it is only fair that we pay our fair share of taxes here. Otherwise how do we make sure that the poor have access to education and healthcare and all that.  So I am a firm believer in our paying our fair share of taxes.  However, having said that I have always argued and I will continue to say that smaller companies, rising companies, should be given perhaps exemptions up to Rs. 50-100 crores. In fact I am saying in every sector whether you are exporting or not exporting. That has always been my philosophy.

Udayan
Nandan, you want to elaborate on that FBT.

Nandan Nilekani
Yeah, let me explain the FBT.  You know we have two ESOP schemes which are outstanding, the 1998 scheme, which is an ADR dollars scheme and the 1999 rupee scheme.  Now opening on January 1st 2007, we had about 17 million shares in the pool on these two schemes.  In the last quarter we have added 13 million shares to the kitty because employees took advantage of this and that led to the 3% dilution.  We still have about 2.1 million shares in the 1998 scheme and 1.9 million shares in the 1999 scheme and now that issue is unclear whether the 2.1 million shares is a ADR based ESOP and we don't even know whether that comes under ambit of FBT because that is outside India and for the other one we are still awaiting the exact policy from the government but I think when you look at it I think the number of shares outstanding is much less today than it was 3 months back.

Udayan
One last question, you started FY07 by saying you will grow revenues at 28% and profits at 30%, that was the top end of the guidance.  The guidance is pretty similar this year.  Are you saying that you are feeling as confident as you were feeling at the start of FY07?

Nandan Nilekani
No, we are not saying that.  All we are saying is that today as we look at the outlook for the year, we believe that we can achieve 28%-30% dollar growth.

Udayan
Which is pretty much what you said last year and this time the base is high, so you must be as confident?

Nandan Nilekani
No it is like saying if the last year, we said the GDP will grow at this much, it grew at something and if I say the same number this year it will grow at the same rate, I don't think that logic is true.

Udayan
You guys don't say much, do you?  Thanks very much.  But I must ask you Nandan is this a precursor to you also moving the Murthy way in a few years, relinquishing your executive responsibilities, since you have now moved closer to that as Co-Chairman?

Nandan Nilekani
No, we have a policy, a corporate governance policy in this company which requires executives to relinquish executive role at the age of 60.

Udayan
How old are you?

Nandan Nilekani
I am 52.

Udayan
Oh! Long way to go.  So are you going to be MD & CEO for many years now Kris?

S. Gopalakrishnan
That depends on the performance and what the board thinks.

Narayana Murthy
And also your own decision like in Nandan's case.

Udayan
This was your decision Nandan?

Nandan Nilekani
Of course, very much.  We believe in team leadership, we believe in giving opportunity, and I think Murthy showed that when he allowed me to become the CEO 5 years back.  Mohan showed that when he encouraged Bala to be the CFO.  So it is a tradition that we want to create.

Narayana Murthy
I would like to add that the last 5 years during which Nandan was the CEO, I think have been wonderful years for the company.  In public I would say on behalf of all Infoscions, I would like to thank him for a wonderful performance and we look forward to an equally good and better performance from Kris.

Udayan
Kris, Managing Director, Nandan, Co-Chairman of Infosys.  So President of India for you?

Narayana Murthy
I mean this is all about Infosys, so let's talk about Infosys.

Udayan
Since you are here, I wouldn't get to talk to you next quarter, what are your thoughts on the subject?

Narayana Murthy
No, I think we should limit our discussions, I hope you don't mind me requesting you to just limit it to Infosys.  Thank you very much.  You always have been very kind to me.

Udayan
Thank you very much.

Narayana Murthy
Thank you for having us.

Udayan
We will come back, this is not the end. We will talk the nitty gritty about the margins, prices, and all of that.  Bala will join us when we come back after the break.  Keep watching.  Market stable.  Infosys strong.

Welcome back.  216 points up the Sensex, so we are doing pretty well this morning despite Asian markets not looking so strong; 13,300 plus, and the Nifty is up 61 points, inching closer to the 3,900 mark.  With Infosys out of the way without any dire warnings the market seems to be feeling a bit relieved.  Technology has done very well for itself.  Infosys is up 3.5%, TCS up 3.5%, Satyam is up 5.5%, and Wipro is up 3.5%. So the IT index has led the market up today after the Infy guidance.  Steel is also looking pretty smart.  The market breadth is pretty good and the mid cap index is also up about 65 points.  So we seem to be in a pretty stable and steady market at this point.

One set of people from Infosys have gone out and another set of people have come in.  Mohandas Pai who Heads HR, S. D. Shibulal, Head of Delivery, and V. Balakrishnan, who is CFO of Infosys now join me.  Gentlemen, good morning, thanks very much for joining in.  Bala, take us through the margin picture, why we were off 1% for this quarter first?

V. Balakrishnan
This quarter we have seen the rupee appreciating by something around 1.8%.  As you know for every one percentage change in a rupee dollar rate, we will have an impact of something around 50 basis points.  So we have seen an impact of 100 basis points on operating margin because of the movement of the rupee but that is more than offset by the increased non-operating income we had seen because the effective yield in the last quarter has increased from somewhere around 7% to 10%.  So net-net on the net margin side there is no impact.

Udayan
What are you assessing or estimating for margins for the guidance for FY08?

V. Balakrishnan
In the guidance, I don't think we are assuming any dilution in margins.  We are looking at a guidance of 28%-30% growth in dollar terms and 26%-28% growth in the net income.  We are not assuming any impact on the margins.  The difference in growth is mainly due to dilution because of exercise of ESOP.  There are some 13 million shares which got exercised in the fourth quarter, to that extent the dilution increased otherwise we are assuming the same growth on the top line and bottom line for the next year.

Udayan
But there would be some pressures Mohan from the wage inflation front this year in FY08?

Mohandas Pai
Wage inflation would be the same like last year.  We are having 12%-15% for wages in India and overseas we are trying to make a correction now.  We have a normal wage increase of 3% in the basket.  This time there will be an additional 2%-3%. So it will be 5%-6% because the additional 2%-3% will go for some correction at certain levels particularly in view of the fact that we are going up the value chain, we have a different composition of people and they are earning higher per capita revenues at certain stage, so we need to make some corrections.  So we want to make this one time correction.  It is about 3% of revenue, which I think we are trying to neutralize. Bala will explain. So I think we are quite comfortable about that.

Udayan
There were some talks that TCS might be raising fresher salaries by 10%-15% and you will react very soon. Any truth to all of that talk?

Mohandas Pai
Well, we keep hearing this.  Last year we raised the fresher salaries by 12%.  We are examining that right now and it is a fact that at the fresher level there is a keener competition for resources.  Opportunities in India are enormous and we are right at the top of the totem poll.  The IT industry will probably hire in fiscal 2008 about 400,000 people - 200,000 people from engineering colleges. We are going to be the largest hirers and others are going to come in and try to dominate. So it is not TCS per se, it is just that general environment. So we have to look.  We are keeping a close watch.

Udayan
Shibu morning.  We were discussing the same issues with Nandan and Murthy.  Anything that worries you on the delivery perspective with what you are hearing with the US slow down or you have no worries on that score?

Shibulal
On the delivery perspective, I don't have any major worries.  We run at any point about 4,000 to 5,000 projects today.  At any point we may have about 3 or 4 projects in critical risk, which are high risk projects. So we have a separate cell which we have set up which looks after the critical risk projects. They do a very good job, they take them off the critical risk as soon as possible.  Also remember we have built enormous amount of competencies in the organization over the last 2 years.  Last year we had 31,000 certifications. 31,000 of our employees got certified in various levels. So we have increased the competencies, we have put in new processes in place. So from the delivery perspective we are not seeing any major issues.

Udayan
Just one word on ABN Amro; Nandan brought about the fact that you have received a further order from ABN Amro. How big is that order in the context of the big one that you bagged earlier?

Shibulal
Actually this order is sub 50, multimillion-dollar, multi-year deal.  We always pursue a number of large deals and this happened to be one of them and we have closed two large deals this quarter, both sub 50, one of them is ABN and another one is a major entertainment player in US.

Udayan
So you are saying that because ABN is possibly going through a big M&A deal itself, it is not going to stifle order flow to Infosys or any outsourcers?

Shibulal
Actually at this point in time we are not seeing any change in business as usual, that means 'business as usual' is continuing and this award we just got in this quarter.

Udayan
Bala, what are you assuming in terms of the big pressures which you might see on the margin front aside of the rupee in 2008?

V. Balakrishnan
It is very simple business Udayan. The pressure points are basically the wages and you have the external pressure points like the currency.  Wages we are assuming some 12%-15% increase for offshore, something between 5%-6% onsite.  It will have an impact of something around 300 basis points on the margin for next year.  Since the rupee has appreciated, it has also impact of something around 150 basis points on the margin.  We believe we can offset that by improving the utilization. As you know we ended the year with 74% utilization. Our target has always been high 70s. So we could improve the utilization.  We are looking at some benefit coming because of scale, because the SG&A cost could come down.  So net-net we believe that we will be able to maintain the margins next year within a narrow band.  The joker in the pack is the currency. We have to watch out. We have $470 million of cover as of March end. Last quarter end it was $360 million. So we are actively seeing and covering our position to make sure the impact is lesser.

Udayan
What is your own take on the rupee because I know you are not a rupee expert but a lot of people are saying this streak of appreciation may not last very long. How are you dealing aside of the hedges that you spoke about with the possibility of it reversing as well?

V. Balakrishnan
If I know where the rupee will move, I will be God.  I think there are pulls and pressures, one is the oil price, which is a big thing for the country and second the liquidity crunch itself putting lot of pressure on the currency to appreciate because people want rupee resources.  And again still the economy is growing fast, so a lot of money is coming in.  So lot of pulls and pressures, there is no easy solution to that.  We have to manage that by taking covers at the right time and make sure the impact is lesser.

Udayan
Mohan, any visa related issues that you see cropping up in FY08?

Mohandas Pai
Well right now the US visa has had 150,000 people who applied and have been closed in the first 2 days. Never happened before and it shows enormous demand that exist in the US market place for high quality people and for visas.  We have applied our share of visas.  It is going to be a lottery. We don't know, how many we are going to get, we are examining various other options and it is some concern but we have to work on it and find the right solution.  And looking at the demand, people in the US tell us that possibly the US Government could intervene and could expand. We don't know, it might happen or might not happen. But we have done all that we could to make sure that we get the visas that we need.

Udayan
Forgot to ask Kris, I did not get the full year Progeon guidance for FY08, can you help me with that?

Mohandas Pai
Yeah.  Progeon is guiding something like about $215 million.  They did about $ 149 million this year and they are guiding about 215 and they are going to be among possibly the top 3 players in India.

Udayan
With what kind of margins and pricing environment for Progeon?

Mohandas Pai
Well it is Infosys BPO now.  Infosys BPO is a 99% subsidiary of Infosys, a great brand.  Well the margins will be 23%-24% excluding any exceptional and the pricing is slightly attractive there because we are going up the value chain. Our F&A work has expanded dramatically and we are seeing good growth, our knowledge services is doing very well. We have more than 400 people, we are winning some unbelievable contracts for work in different areas. We never imagined the kind of areas we are getting into in knowledge services.  So I think now it is a good business.

Udayan
Okay, Shibu you said two deals this quarter, how many are you working on in that $50 million and $100 million category in this quarter?

Shibulal
Actually at any point in time we probably are working on about 10 to 12 deals.  All of them are not between $50 and $100 million, these are anywhere between $50 to $250 million over a period of 3 to 5 years, so right now we are pursuing about 10 to 12 deals.

Udayan
How many will come through in this quarter you think?

Shibulal
These are long incubation deals.  These take 6 to 9 months for completion.  So every quarter it is very difficult to predict because some of them may take a very long time to come through.  So it is very difficult to predict what happens next quarter, but this quarter we have closed two of them.

Udayan
Any concerns on BT Global as a client because of Tech Mahindra who are bagging their large orders. People have been slightly apprehensive of that client with you?

Shibulal
BT interestingly continued to grow with us.  It is one of our top 10 customers, and even this quarter it has grown very well; more than 15.5%, which is the average for the top 10 customers. So we are not seeing any change in business with BT at this point.

Udayan
It is not as if that they are going to give the lion's share the work to Tech Mahindra and not to any other outsourcers?

Shibulal
We are growing, our top 10 grew 15.5% this quarter and BT actually grew more than 15.5%, the average of top 10. So we are growing.

Udayan
Okay.  Lets take a break.  We will come back with lots of questions.  The market is still extremely strong; 3,900 on the Nifty and that is an important pivot point and technology is strong.  It is just getting a bit stronger now.  Infosys up to 2,120 nearly, that is up 3.6%.  We will be back.

Welcome back.  250 points up on the market. It is a good morning, it started tentatively but has strengthened since the Nifty is also holding above 3,900. Mid caps are doing well, technology is leading, banks are not doing too badly and Tisco is also up to Rs. 513. So tech, steel and banks in that order possibly leading the markets or holding the markets up.  ICRA has had a great listing today one has to mention. Rs. 330 was the issue price, it listed well above Rs. 600, and is trading very, very smart at this point. So you would have made a lot of money if you got allotment, though not many of you would have, it was over subscribed 75 times.

Mohan is still with us, and so is S. D. Shibulal, but now BG Srinivas, who heads Infosys sales in Europe, Middle East, and Africa, and we have got Subbu Goparaju, the first time we are talking to him in Infy boardroom who heads Infosys R&D and Technology Labs.  Thanks very much both of you for joining in.  BG how promising is Europe looking for 2008?

BG Srinivas
I would say there is lot of potential in Europe.  If you just look at our last year's performance, 54% organic growth, cutting across different sectors, we see good growth happening across multiple sectors. If you look at the revenue stream, about 30% of our business comes from financial services. Similar percentage comes from the telecom sector, which has shown significant growth in the last 2 years.  Retail, manufacturing and services have also shown growth.  So we see we can leverage growth in these sectors and even if you look at the kind of service mix which has been a little distinct as compared to the US, consulting and package implementation is about 30% of our business in Europe.  So we are doing a lot of work high up in the value chain and that has lead to a lot of downstream impact.  So our stickiness with our existing clients, the growth across large clients including ABN, which we have spoken about, has shown a promising next year. 54% growth last year and going forward we are confident that we are in a position today to leverage this as we go in to the next year.

Udayan
You are very comfortable about ABN in your interactions with them that whichever way the deal swings, you will not be impacted?

BG Srinivas
See as of now the decision making within ABN continues. It is business as usual. As you have heard, we just last week won a significant deal cutting across two of their divisions. So the decision making has not slowed down.  As we speak today in the near term, we don't see an impact because we have committed business from ABN and that is a multiyear contract. So we don't see any near term impact. However, we are closely in touch with ABN and we are talking to their senior executives and we will be getting to know better as things materialize after the discussions with Barclays and others.

Udayan
Shibu, speaking of the banking space, BFSI has not had a very good quarter this time. I believe it is actually down a little bit.  Any concerns there in that, because it is a key vertical?

Shibulal
Actually when you say BFSI is down marginally, that is on a percentage basis. On absolute terms and in actual numbers, they have also grown.  The percentages do shift from quarter to quarter and I don't think that is material because CSP did grow to above 20%, actually 20% of our revenues which is a telecom space. So I do not think there is any major change in the BFSI space.

Udayan
You are saying it is just a quarterly aberration?

Shibulal
It is just a quarterly aberration at this point.

Udayan
Subbu morning. How much of your R&D focus is in some of these prime verticals like BFSI and telecom?

Subramanyam
We primarily focus on technologies that basically help our clients to become more competitive and we also do lot of work in applying those technologies for internal engineering, that is increasing quality, productivity etc. and you have heard our senior management talk about flat world and faster innovation. So a lot of it is actually about helping our clients innovate faster. So we are very much aligned with the verticals.

Udayan
What about telecom?  Since it is a high technology vertical, are a lot of your innovations or some of your patent applications in that space?

Subramanyam
Absolutely, we are looking at the mobile and wireless technologies.  At this point of time a lot of that is really mobile enabling the enterprises.  We also do lot of work in the area of convergence and things like that. So our intellectual property goes in both ways - applying mobile technologies for users of technology as well as we also help clients in CSP space.

Udayan
Mohan, how aggressive is your recruitment plan for 2008?

Mohandas Pai
Right now we are saying that we will recruit about 24,500 people, around the same like last year. Out of which about 10,000 would be possibly in the BPO space and the balance will be in the IT space, similar to the guidance that we gave same time last year. It is based upon our forecast.  So as and when we go along the year, we will see what we hire. But I must admit that going forward, hiring is going to be much more competitive.  The number of people coming into the job markets in the colleges is not too high and the number of people needed is going up dramatically.  The education system is sort of broken. It is not producing the kind of graduates that you want.  So for all companies the key challenge is not getting people in the door, but training them adequately to make them employable.  For example, this year we spent $140 million on education and training.  By December we will have the Mysore facility fully up, 10,000 hostel rooms, space to train 13,500 people in a single sitting, the largest educational investment ever in India's history. Possibly the largest corporate university in the world which will give us an unbeatable advantage in training about 45,000 people a year who come fresh up.  So I think that is the core strength of Infosys and that gives us a globally competitive edge, but that is a challenge. So I think it is going to be challenging hiring.

Udayan
How much of that figure that you spoke about 24,000 and odd would be offshore and onsite, and do you see the offshore and onsite mix changing for the business?

Mohandas Pai
Onsite and offshore mix will probably not change, except that the quality of the resource that we need onsite could change in the sense that we are going up the value chain.  Our total consulting business today is about 23% including package implementation and consulting, that is growing and the kind of people we need onsite is going to increase.  We need top end consultants, top end people in the package implementation space and that means that the kind of hiring that we do will go up.  We are also hiring from the colleges. We have hired 25 MBAs from Europe, primary in the UK, and we will probably get about 100 to 125 young Americans.  We have got about 100 Malaysians students fot training from the Government of Malaysia.  We have trained Chinese students, we trained students from Panama, from Thailand, now Malaysia and we are doing something good for Asia and emerging markets.  But nevertheless I think the profile is changing overseas, but it is a question of building capacities to hire more people overseas.  We do have capacity.  Quite possibly may be 1,500 people overseas could be the target, including China of course.

Udayan
Shibu, do you see that offshore and onsite mix changing materially in the four quarters of 2008?

Shibulal
At this point I don't see the onsite offshore mix changing materially at the organizational level.  At any point in time, different services do shift around and we have this continuous program to make sure that they do come offshore over a period of time.  So looking at the forecast for the next year, I do not see any material change.

Udayan
Which geography is looking most promising for you, BG in Europe now?

BG Srinivas
Within Europe UK continues to be promising for obvious reasons. It is the most mature market. So we believe that UK will continue to grow.  In the continent, Switzerland, the Benelux regions, Nordics, Germany and France, in that order we are seeing growth.  Interestingly, we also had three new wins in the last quarter in the Middle-East region and primarily in the package implementation and system integration kind of work.  In terms of service mix, we see the package implementation, consulting, BPO, testing and validation services, and infrastructure management services to scale up.  In this context, we have made investments in Europe.  Today we are expanding our office presence in London.  We have already done that.  In Netherlands, we are expanding.  We are expanding our facility in Bruno, which is our near shore center to add local capability. Together with what Mohan did mention we are hiring 25 college graduates from UK Universities.  So in Europe we see growth and capability.  We are already making investments to build capability.  This is in line with the growth we see in these sectors as well as the service lines I mentioned.

Udayan
Sure. Shibu can you give us an update on how and what kind of progress you have made with Infosys Consulting and what kind of targets you might have set for 2008?

Shibulal
This year they have met their revenue targets and next year probably it will grow by about 20- 25% on the growth on the revenue numbers but more importantly I think the integration between Infosys Consulting and the rest of Infosys services progressed quite a lot.  Now there is a clear alignment between Infosys Consulting and our work which we do in the ITL space, in the application development and maintenance and package implementation space.  The downstream impact of Infosys Consulting is starting to show. That means the amount of work which we are getting downstream from the Infosys Consulting work is about 2-3 times of the revenue of the consulting work.  Not only that, the rates and the margins of those downstream projects are definitely higher than the Infosys average.  So the whole purpose was to create an end-to-end vehicle which will allow us to do better value extraction on the downstream and that is starting to happen. That has already started to happen.

Udayan
Mohan, can you give us an update on what is happening with the subsidiaries, China and many of the other ones, in terms of recruitment and the kind of order intake you are seeing there?

Mohandas Pai
Well I think we have spoken about Infosys BPO, spoken about Infosys Consulting, Australia has done very well.  Australia has gone up to about USD 151 million this year and has shown a tremendous growth.  We have about 300 people in Australia who are local nationals.  If you look at China, we have about 660 people in China.  We have not grown much in China.  We have losses in China. Next year we hope to breakeven during the course of the year.  So revenues in China are around $13 million and next year we hope to increase it substantially.  So we have two subsidiaries breaking even now and making profits.  Next year possibly all four, could be breaking even.  The board has approved a subsidiary in Mexico in Latin America. So we are going to have an office in Mexico and for the BPO business we are looking at the Philippines to go set up shop. Our subsidiary in Bruno is doing well. We are going to inaugurate it this month.  So overall globally, I think we have built a network of centers - in Latin America, in Eastern Europe, in Europe, in United States, in Canada, in India, in Mauritius. We are going to build in South East Asia. Of course we have Japan, we have Australia. So this year 2008 will have a wide spread international global network.

Udayan
Shibu, what do you expect in FY08 in terms of ramp up from some of your smaller clients?  You spoke about the top 10 which have grown at 15%. Do you think this economic slow down might impact the customers on the margin who will probably do $5 million to $10 million of work with you who might not ramp up?

Shibulal
See actually it is important to look at our customer base and some of the past.  This quarter 93% of our business is from repeat business.  That means that all our customers are growing with us, and if you look at our revenue profile, you can see that we have revenue coming from customers of all the previous years.  So we are very, very good at building relationships and growing our revenues.  Out of the 500 customers who we have, 114 are Fortune 500 customers which means that their IT spending is considerable in nature. These are close to may be anywhere between $100 million and above of IT spend.  So all these customers have great potential to grow with us.  We have about 275 customers above a million dollars.  So I expect that trend to continue.  That means the repeat business will continue to be between somewhere around 94%-98% which means that I expect all the customers to grow with us.  Even when the slow down happens, what Kris said holds true which means that when the slow down happens if you want to extract better value from the dollar which they spend, there the offshoring and working with an organization like Infosys with very high level of predictability becomes a big plus.

Udayan
Mohan, what was the mood in the boardroom going into FY08 - upbeat, circumspect or confident?

Mohandas Pai
Well I think upbeat and confident.  We had a great year.  The forecast is for a good year.  At the beginning of the year it is very good, and we have taken several initiatives. We have hired 30,900 people, we have crossed $3 billion, added nearly a billion dollars this year. We have achieved record profits and I think we have done all that we could to build a great company. So board I think was very happy and of course the board appointed the next generation of leaders.  We have got Kris as the CEO, Shibu is now COO and we are very excited about working with Kris and Shibu and we had a transition with Murthy, Nandan is Co-Chairman. So I think at the senior management level we have seen changes. So I think the mood was upbeat.

Udayan
We will leave it on that note.  Thanks very much and have a great 2008 all of you.

Shibulal
Thank you.

Udayan
We are done and we leave the markets in very good shape which is quite something on after the Infosys guidance because it could swing both ways, and today it has swung well given perhaps the apprehension which had been built in before Infosys spoke.

Technology is doing very well.  The market is on a tear.  The Nifty has crossed 3,900 and is trading above that, which may be significant.  So good bye from Bangalore.  We will be back next quarter as always but for the day, we will leave the markets in very fine fiddle.  Thanks for watching the Infosys Boardroom.